UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT
TENNANT COMPANY
(Exact name of the registrant as specified in its charter)

Minnesota	1-16191	41-0572550
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

701 North Lilac Drive, P.O. Box 1452, Minneapolis, Minnesota	55440
(Address of principal executive offices)	(Zip Code)

Heidi M. Wilson SVP, General Counsel and Secretary 763-540-1280
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this for applies:

✓ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
See Conflict Minerals Report attached and filed as Exhibit 1.01 of this Form. This report is publicly available on the Company’s internet website at http://investors.tennantco.com/reports/sec-filings/default.aspx.

Item 1.02 Exhibit
See Conflict Minerals Report attached and filed as Exhibit 1.01 of this Form.

Section 2 - Exhibits
Item 2.01 Exhibits
List below the following exhibit filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TENNANT COMPANY
(Registrant)

/s/ Heidi M. Wilson                                 May 28, 2015
Heidi M. Wilson                                        (Date)
SVP, General Counsel and Secretary